[WAVE SYSTEMS CORP LETTERHEAD]

                                    May 30, 2008

VIA FACSIMILE (202) 772-9210 AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:
Mark P. Shuman, Branch Chief
David L. Orlic
Katherine Wray
Re:
Wave Systems Corp. (the "Company")
Registration Statement on Form S-3
Filed April 18, 2008
File No. 333-150340

Ladies and Gentlemen:

        This letter responds to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the Staff's letter dated May 13, 2008 (the "Comment Letter") with respect to the Staff's review of the above-referenced registration statement (the "Registration Statement"). For your convenience, we have repeated the numbered comments from the Comment Letter in italicized print, and the Company's responses are provided below each comment.

Risk Factors, page 2

If our common stock ceases to be listed on the NASDAQ Global Market..., page 8

        1.     Please revise this risk factor to discuss the notices of potential delisting you recently received from The Nasdaq Global Market, as disclosed in your current reports on Form 8-K filed on April 30, 2008, and May 6, 2008, respectively.

        Response:    Please be advised that the Company has revised this risk factor in response to the Staff's comments.

Description of Capital Stock, page 9

Preferred Stock, page 10

        2.     You state that a certificate of designation will set forth the terms of any series of preferred stock that you establish, including whether that series of preferred stock will be convertible into your common stock "or other securities." Please note that the preferred stock registered under this registration statement may not be convertible into "other securities" that have not been registered under this registration statement, unless the preferred stock convertible into such other securities is not legally convertible immediately or within one year of the date of sale of the preferred stock. All of the underlying classes of securities to which the preferred stock relates must be identified in the registration statement.

        Response:    In response to the Staff's comments, we have deleted the phrase "or other securities" from the class of securities that our preferred stock may be converted into.

Incorporation of Certain Documents by Reference, page 15

        3.     Please ensure that you specifically incorporate by reference all filings required by Item 12 of Form S-3. In this regard, it appears that you should incorporate by reference the current reports on Form 8-K filed by the company on March 3, 2008, April 30, 2008, and May 6, 2008, respectively, and the quarterly report on Form 10-Q filed by the company on May 12, 2008. Please revise this section of your registration statement accordingly.

        Response:    Please be advised that we have revised this section in response to the Staff's comments as well as additional developments.

Exhibit 5.1, Opinion of Bingham McCutchen LLP

        4.     We note that the opinion states that the warrants and units registered under the registration statement will be "validly issued," upon the occurrence of certain specified events. Please have counsel file a revised legal opinion that also contains an opinion as to whether such warrants or units will be binding obligations of the registrant, or advise us why the opinion you have provided is appropriate. In this regard, you are reminded that an unqualified legal opinion is required with every takedown of securities registered under this registration statement.

        Response:    Please be advised that the opinion of Bingham McCutchen LLP ("Bingham") has been revised to include that the warrants, upon the occurrence of certain specified events, will be "validly issued and will constitute binding obligations of the Company". Per a telephone conversation between Katherine Wray and David Cosgrove on May 20, 2008, it was agreed that the opinion rendered by Bingham in connection with the units is appropriate in light of the change to the opinion rendered in connection with the warrants.

        If you have any further comments or would like to discuss any of the Company's responses, please do not hesitate to contact the undersigned or Mr. Cosgrove (212.705.7744).

Kind regards,
WAVE SYSTEMS CORP.
By:	/s/ GERARD T. FEENEY
Name: Gerard T. Feeney Title: Chief Financial Officer
cc:
Neil W. Townsend, Esq., Bingham McCutchen LLP
David B. Cosgrove, Esq., Bingham McCutchen LLP